Exhibit 99.3
     Public Notice for Record Date and Closing of Shareholders’ Ledger
Pursuant to Article 354 of Commercial Code of Korea and Article 15 of our Articles of Incorporation, this notice is intended to publicly notify that we, the Company as indicated below, shall set a record date for purpose of confirming the shareholders who shall exercise their respective voting right at an extraordinary general shareholders’ meeting that shall be convened on 29 May, 2009 and further suspend any entry of changes in shareholders’ ledger including without limitation to transfer, register and deregister of pledge, and indication of a trust estate and deregistration thereof.
1.	Record Date: 4 May, 2009

2.	Suspension period of transfer: From 5 May, 2009 to 12 May, 2009
17 April, 2009
Gmarket Inc.
9th Floor LIG Insurance Co., Ltd. Gangnam Bldg. 649-11 Yeoksam-dong, Gangnam-gu Seoul
Representative Director Young Bae Ku
Transfer Agent Chief Executive Director of Korea Securities Depository Soo Hwa Lee